

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 19, 2008

Mr. Avraham Dan
Managing Director and Chief Financial Officer
ICTS International N.V.
Biesbosch 225
1181 JC Amstelveen
The Netherlands

>   **Re: ICTS International N.V.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2006**
>   **Filed July 17, 2007**
>   **File No. 0-28542**

Dear Mr. Dan:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant